Exhibit 12

L-3 Communications Holdings, Inc.

and L-3 Communications Corporation

Ratio of Earnings to Fixed Charges

	First Quarter Ended
	March 27, 2015		March 28, 2014
	($ in millions)
Earnings:
Income before income taxes	$159		$248
Net income attributable to noncontrolling interests	(4)		(2)

Income before income taxes after noncontrolling interests	$155		$246
Add:
Interest expense	43		42
Amortization of debt expense	1		1
Interest component of rent expense	15		13

Earnings	$214		$302

Fixed charges:
Interest expense	43		42
Amortization of debt expense	1		1
Interest component of rent expense	15		13

Fixed charges	$59		$56

Ratio of earnings to fixed charges	3.6	x	5.4	x